SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: January, 2006	Commission File Number: 001-14460
AGRIUM INC.
(Name of registrant)
13131 Lake Fraser Drive S.E.
Calgary, Alberta,
Canada T2J 7E8
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGRIUM INC.
Date: January 18, 2006	By:	/s/ GARY J. DANIEL
		Name:	Gary J. Daniel
		Title:	Senior Legal Counsel & Assistant Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

1	Press Release # 06-002 dated January 17, 2006

NEWS RELEASE FOR IMMEDIATE RELEASE Agrium stands firm on Royster-Clark offer ALL AMOUNTS ARE STATED IN CANADIAN $ UNLESS NOTED OTHERWISE	06-002
Date: January 17, 2006

Contact:
Investor Relations:
Richard Downey
Director, Investor Relations
Phone (403) 225-7357

Christine Gillespie
Investor Relations Manager
Phone (403) 225-7437

Media Relations:
John Lute
Phone (416) 929-5883

Contact us at: www.agrium.com

CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) confirmed today that there has been no new information that would cause it to increase, extend, or modify its all cash offer to acquire all of Royster-Clark’s Income Deposit Securities (IDSs).
On January 9, 2006, Agrium increased its offer to $11.00 (Canadian) per Royster-Clark IDS, a 40 percent premium over the pre-offer trading price, bringing the total acquisition price to $570-million. Agrium also reduced the minimum tender condition to 66 2/3 percent, removed the due diligence condition and extended the offer to expire at midnight Vancouver time, January 23, 2006.
“With no alternative transaction to consider, Royster-Clark unitholders have a simple decision to make. They can either accept our premium offer or accept the risk of holding their IDSs without the price support our offer has provided,” said Mike Wilson, Agrium President and CEO. “Unitholders should think carefully about the value of their investment in the absence of our offer.”
“Royster-Clark investors also should recognize that we have a reputation for being disciplined and as always, we are accountable to our own shareholders,” continued Mr. Wilson. “We like this acquisition, but not at any price. As a diversified business, we have other growth opportunities available to us.”
In making their final decision, Royster-Clark investors should consider the following:
1) PREMIUM OFFER
At $11.00 per IDS, Agrium’s offer represents a 40 percent premium over the pre-offer price of Royster-Clark IDSs of $7.85.

2) NO SIGNIFICANT INCREASE IN DISTRIBUTIONS
Royster-Clark has stated that it potentially could increase monthly distributions by $0.004 per unit ($0.05 per unit annually). This would equate to an increase of only $1.4-million (U.S.$) for a company with revenues of $1.15-billion (U.S.$). According to its press release, this small increase takes into account both anticipated improved future performance and the potential impact of the proposed sale of its East Dubuque facility to Rentech.
3) ERODING MARKET VALUE
Royster-Clark’s IPO price was $10.00 per IDS in July 2005. From the outset, the IDSs traded down, reaching a low of $7.21, and closing at $7.85 the day prior to Agrium’s announcing its offer. Agrium believes there is a significant risk that the price of the IDSs will decline materially in the absence of its offer.
4) COMPARABLE TRUSTS HAVE RECOVERED ONLY MODESTLY
The income trusts that Royster-Clark used for valuation comparisons when marketing its IPO have increased only five percent in market value on average since November 22, 2005, the last trading day prior to the government’s announcement clarifying its position on income trust tax policy. A five percent improvement to Royster-Clark’s pre-offer price would equate to a market price of $8.24 per IDS.
5) FAILURE TO PRESENT ALTERNATIVES
Royster-Clark has not presented any alternative transactions to Royster-Clark unitholders even though Agrium’s offer has been outstanding for more than two months. Royster-Clark’s latest press release and Director’s Circular makes no mention of the pursuit of potential alternative transactions.
6) LACK OF LIQUIDITY
Royster-Clark’s average daily trading volume prior to the announcement of Agrium’s offer was approximately 125,000 IDSs (0.4 percent of IDSs outstanding), with a number of days trading less than 35,000 IDSs. (Royster-Clark has a total float of 32.5 million IDSs.) It may be very difficult for significant IDS holders to dispose of their investment in Royster-Clark in a timely manner without negatively affecting the market price in the absence of Agrium’s supporting offer.
Royster-Clark’s rights plan no longer applies to Agrium’s offer, and thus the outcome of the offer is in the hands of the IDS unitholders. Agrium believes that the trading price of the Royster-Clark IDSs could drop materially without the price support its offer has provided. Agrium strongly encourages Royster-Clark unitholders to tender to the offer before it expires on January 23, 2006. Unitholders should contact their brokers promptly to ensure arrangements are made for deposit of their IDSs prior to the brokerage firm’s cut-off time.

Agrium Inc. is a leading global producer and marketer of agricultural nutrients and industrial products and a major retail supplier of agricultural products and services in both North and South America. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate and potash as well as controlled release fertilizers and micronutrients. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.
This press release contains forward-looking statements. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. These risk factors relative to this bid, include: realization of operational synergies, reliance on Royster-Clark Ltd.’s publicly available information which may not fully identify all risks related to their performance, success in integrating the retail distribution systems, and the integration of supply chain management processes, as well as other risk factors listed from time to time in Agrium’s reports, comprehensive public disclosure documents including the Annual Information Form, and in other filings with securities commissions in Canada (on SEDAR at www.sedar.com) and the United States (on EDGAR at www.sec.gov).